Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Caesarstone Ltd. (the “Company”) will be held at 5:00 p.m., Israel time, on November 19, 2025, at the Company’s offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, for the following purposes:

(1)          to re-elect Dr. Ariel Halperin, Maxim Ohana and Yuval Beeri, and to elect Eran Cohen and Irit Ben-Dov, to serve as directors of the Company until the close of the next annual general meeting of the shareholders of the Company; and

(2)          to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2025, and its service until the annual general meeting of shareholders to be held in 2026 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors, subject to the ratification of the board of directors), upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the audited financial statements of the Company for the fiscal year ended December 31, 2024.

The board of directors of the Company (the “Board”) unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

We are currently not aware of any other matters that will come before this Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies may vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association (the “Articles”).  Under the Articles, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal at a shareholders’ meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Such request made by an eligible shareholder must be received by us no later than October 15, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 22, 2025.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the approval of each proposal.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Articles. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 7, 2025, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof. As of October 7, 2025, the Company had 34,571,274 issued and outstanding ordinary shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter is being distributed to all shareholders entitled to vote at the Meeting, and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”), no later than 11:59 p.m. EST on November 18, 2025, or to our offices no later than 1:00 p.m. (Israel time) on November 19, 2025. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than November 9, 2025. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
October 8, 2025
ii

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel

Tel: +972-4-610-9217

PROXY STATEMENT

Annual General Meeting of Shareholders

To Be Held on November 19, 2025

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on November 19, 2025, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 7, 2025 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)          to re-elect Dr. Ariel Halperin, Maxim Ohana and Yuval Beeri, and to elect Eran Cohen and Irit Ben-Dov, to serve as directors of the Company until the close of the next annual general meeting of the shareholders of the Company; and

(2)          to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2025, and its service until the annual general meeting of shareholders to be held in 2026 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors, subject to the ratification of the board of directors), upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the audited financial statements of the Company for the fiscal year ended December 31, 2024.

We are currently not aware of any other matters that will come before this Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies may vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Board Recommendations

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Proxy

Nahum Trost, our Chief Financial Officer, Ron Mosberg, our General Counsel, or Idan Gur, our Legal Counsel, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com, or to Broadridge Financial Solutions (“Broadridge”) will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to Broadridge no later than 11:59 p.m. EST on November 18, 2025, or to our officers no later than 1:00 p.m. (Israel time) on November 19, 2025. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any Proposal, the shares represented by properly executed and received proxies will be voted “FOR” Proposals No. 1 and 2.  If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the re-appointment of our independent auditors firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com , no later than 11:59 p.m. (Israel time) on November 18, 2025, or to Broadridge, no later than 11:59 p.m. EST on November 18, 2025, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,674,370 issued ordinary shares and 34,571,274 (excluding 1,103,096 dormant Shares held in treasury) entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Articles, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

•
Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the proposals, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

•
Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns five percent or more of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 7, 2025, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,571,274 ordinary shares (excluding 1,103,096 dormant ordinary shares held in treasury) outstanding as of October 7, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494		40.6%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494		40.6%
The Phoenix Holdings Ltd. (4)	3,748,541		10.8%
Global Alpha Capital Management Ltd.(5)	2,981,057		8.6%
Executive Officers
Yosef (Yos) Shiran	570,112		1.6
Nahum Trost	*		*
David Cullen	*		*
Ken Williams	*		*
Vered Zur	*		*
Edward Smith	*		*
Lilach Gilboa	*		*
Amihai Seider	*		*
Erez Margalit	*		*
Erik Christensen	*		*
Ron Mosberg	*		*
Chen Livne	*		*
José Luis Ramón	*		*
Directors
Dr. Ariel Halperin	14,096,432	(6)	40.8	%(6)
Nurit Benjamini	*		*
Lily Ayalon	*		*
Yuval Beeri	*		*
Maxim Ohana	*		*
Ronald Kaplan	*		*
Ornit Raz	*		*
Giora Wegman	*		*
Tom Pardo Izhaki	*		*
All current directors and executive officers as a group (22 persons)(6)(7)

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed on September 19, 2023 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of December 31, 2024, 16 of our employees, or 1% of our total workforce, were also members of Kibbutz Sdot-Yam.

As of the date of this Proxy Statement, 15 of Caesarstone’s employees (less than 1% of its total workforce), are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on September 19, 2023 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive 3,589,494 ordinary shares, which it directly owns. Pursuant to the Shareholders’ Agreement as amended by the September Amendment (as defined below), Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors. Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 3,589,494 ordinary shares, in each case, beneficially owned by Tene

 (3)  On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet (the “Term Sheet”) signed by Mifalei Sdot-Yam and Tene on September 5, 2016, and further amended on February 20, 2018 and September 18, 2023. The amendment executed on September 18, 2023 (the “September Amendment”) replaced the Shareholders Agreement in its entirety. Pursuant to the September Amendment:

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The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Mifalei Sdot-Yam determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Tene, for so long as it holds more than 3% of the issued and outstanding share capital of the Company, will determine the manner in which both parties will vote if no agreement is reached. In addition, each of Mifalei Sdot-Yam and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of the Company’s Chief Executive Officer.

•
In the event Tene holds less than 3% of the issued and outstanding share capital of the Company, then the director nominated by Tene will be replaced by an alternate director (in accordance with applicable law and the articles of association) nominated by Mifalei Sdot-Yam from a list of nominees that was agreed by the parties at the time the Amendment was signed for a period ending on the earlier of (i) 60 days (after which time the director may resign) and (ii) the date of a general meeting for the election of directors, and thereafter Tene will vote all its shares for the election of four directors nominated by Mifalei Sdot-Yam.

•	The parties agree that Dr. Ariel Halperin will serve as the chairperson of the Board until June 30, 2024, and thereafter act to appoint Mr. David Reis as the new chairperson of the board of directors.

•
Tene granted Mifalei Sdot-Yam a right of first refusal and Mifalei Sdot-Yam granted Tene certain tag-along rights with respect to their disposition of ordinary shares. If Tene sells more than 3% of the issued and outstanding share capital of the Company without providing Mifalei Sdot-Yam its right of first offer then certain rights contemplated under the September Amendment will terminate, including Tene’s tag-along right.

•
The call option granted by Mifalei Sdot-Yam pursuant to the Term Sheet was not extended and expired on September 9, 2023. The call option contemplated an option to exercise 2,000,000 ordinary shares of the Company.

(4) Based on Schedule 13G/A filed with the SEC on November 14, 2024, by The Phoenix Holdings Ltd., as of September 30, 2024, The Phoenix Holdings Ltd. held shared voting and dispositive power over 3,748,541 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 8, 2024 by Global Alpha Capital Management Ltd., as of December 31, 2023, Global Alpha Capital Management Ltd held sole voting power over 2,154,231 ordinary shares, and sole dispositive power over 2,981,057 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

(6) Consists of (i) 66,938 options to acquire our ordinary shares held directly by Dr. Halperin and (ii) 14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. As further described in footnote (2), each of Dr. Halperin, Tene III, and Tene III Projects may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 3,589,494 ordinary shares, in each case, beneficially owned by Tene.

(7) Our directors and executive officers hold, in the aggregate, (i) 571,125 options immediately exercisable or exercisable within 60 days from October 7, 2025 with a weighted average exercise price of $7.7 per share and have expiration dates generally seven years after the grant date.

CORPORATE GOVERNANCE

Our Articles provide that we may have not less than seven and not more than 11 members directors, as may be fixed from time to time by the Board. Any amendment to the foregoing sections in our Articles requires the approval of at least 65% of the total voting power of our shareholders.

As of the date of this proxy statement, our Board consists of nine directors, including Dr. Ariel Halperin (chairman), Nurit Benjamini, Lily Ayalon, Yuval Beeri, Maxim Ohana, Ronald Kaplan, Ornit Raz, Giora Wegman and Tom Pardo Izhaki. Proposal 1 of this proxy statement contemplates certain changes to the composition of the Board, which, if approved, will decrease the total number of directors from nine to seven. For additional information regarding the proposed changes, please see Proposal No. 1 herein.

Our nominating committee of the Board (the “Nominating Committee”) is currently composed of Ms. Nurit Benjamini, Ms. Lily Ayalon, Ms. Ornit Raz and Mr. Ronald Kaplan, each of whom has been determined by the Board to be independent under the Nasdaq corporate governance rules.

At the Meeting, the shareholders will be asked to re-elect three incumbent director candidates and to elect two new director candidates, all of whom were recommended for approval by our Nominating Committee and our Board.

Under Nasdaq’s corporate governance rules, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees set forth in Proposal 1, our Board will consist of seven members, four of whom are independent under Nasdaq rules, including Yuval Beeri, Irit Ben-Dov, Nurit Benjamini and Lily Ayalon. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationship that these directors have with us do not impair their independence.

Our Board has further determined that Irit Ben Dov meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

Each of the nominees for election or re-election has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Irit Ben-Dov, for serving as an independent director under the Companies Law).

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Nurit Benjamini and Lily Ayalon has such “accounting and financial expertise”. Our Board has further determined that each of Ms. Benjamini, Ms. Ayalon and Ms. Ben-Dov qualify as an “Audit Committee Financial Expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of our audit committee (the “Audit Committee”) meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our Audit Committee met four times since last year’s annual general meeting. Our compensation committee (the “Compensation Committee”) met six times since last year’s annual general meeting. The Nominating Committee met one time since last year’s annual general meeting. Our Board has met six times since last year’s annual general meeting (excluding written resolutions). Each of our incumbent director candidates nominated for re-election has attended 100% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (including external directors, but excluding Dr. Ariel Halperin and Mr. Ronald Kaplan) is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and a fee of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee may not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

As previously approved by our shareholders' general meeting, Tene Growth Capital 3 Funds Management Company Ltd. (“Tene Management”) provides the Company with certain management services, including the role of Dr. Ariel Halperin as executive chairman of the Board, for an annual fee of NIS 630,000, payable in equal quarterly installments ("Management Agreement").

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than the Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for travel expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we approved the grant of 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board) and the grant of 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options in the event we undergo a change of control. As of this date the options are fully vested.

Further, at our 2020 annual general meeting of shareholders, we approved the grant of 3,750 options to purchase our ordinary shares to each of our directors, and the grant of 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $11.51, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. All of these options are vested, in the same manner as described in the previous paragraph.

 Further, at our 2023 annual general meeting of shareholders, we approved the grant of 3,750 options to purchase our ordinary shares to each of our directors, each with an exercise price of $4.28, the closing price of our ordinary shares on Nasdaq as of the date of grant. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. These options are vesting in three equal annual installments, subject to the continuous service on the Board on the relevant vesting date. The term of these options will be seven years, unless they expire earlier in accordance with the terms of grant.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, in consistency with our Compensation Policy as approved by our shareholders. In addition, the Company released its directors from liability and committed to indemnifying them to the fullest extent permitted by law and its Articles and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification as described in ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 5, 2025 and is available on the SEC website at www.sec.gov.

Any candidate elected as a director at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director (except for external directors), holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION AND ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect Dr. Ariel Halperin, Maxim Ohana and Yuval Beeri, and to elect Eran Cohen and Irit Ben-Dov to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

In accordance with the Companies Law, each of Dr. Ariel Halperin, Maxim Ohana, Yuval Beeri, Eran Cohen and Irit Ben-Dov (the “Nominees”) has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and special needs of the Company.

The Nominating Committee and the Board recommended that each of the Nominees be re-elected or elected, as applicable, at the Meeting for a term to expire at the next annual general meeting of shareholders of the Company.

As of the date of this proxy statement, five of our current directors (including Nurit Benjamini, Lily Ayalon, Yuval Beeri, Ronald Kaplan and Ornit Raz), are independent under the Nasdaq corporate governance rules that require, among other things, that a majority of our directors be independent. Effective upon the close of the Meeting, four of our current directors, including three of whom are currently classified as independent under Nasdaq’s corporate governance rules, will step down from the Board. If Proposal 1 is approved and each of the director candidates are elected by the shareholders, our Board will consist of seven directors, four of whom will be independent (including Nurit Benjamini, Lily Ayalon, Yuval Beeri and Irit Ben Dov). In the event that the shareholders do not approve the election of either Ms. Ben Dov or the re-election of Mr. Beeri, and the remaining candidates are approved for election or re-election, our Board will not maintain a majority of independent directors and therefore will not be in compliance with Nasdaq’s corporate governance rules.

Biographical information concerning the Nominees is set forth below:

Dr. Ariel Halperin (age 69) has been serving as our chairman of the board of directors since December 2016, after previously serving as our director between December 2006 to May 2013. Dr. Halperin is the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and is the founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Questar Ltd. (formerly: Traffilog Ltd.)  and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Maxim Ohana (age 74) has been serving as our director since October 2023. He has previously served as the Chairman of the Board from 2010 to 2013. Prior to that, Mr. Ohana served as chairman of the board of directors of the Economic Council, Kibbutz Sdot Yam from 2008 to 2012. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. and from 1997 to 2000, he served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. and from 1990 to 1993, he served as Chief Executive Officer of Kibbutz Sdot Yam’s businesses and operations. Mr. Ohana holds a diploma in general studies from the Kibbutzim College of Education, Technology and the Arts (Seminar Ha’Kibbutzim), Israel.

Yuval Beeri (age 61) has been serving as our independent director since August 2024. From December 2016 until December 2024, Mr. Beeri served as Ricor Cryogenic Systems CEO, and he is the Chairman of the board of its two subsidiaries: Netzer and Aero-Magnesium. From December 2024, he is also the Chairman of Aran, a private company owned by Kibbutz Nahshon. Prior to Ricor, he served at Maytronics from 2003 to 2016: five years as VP marketing and seven years as the CEO. Prior to Maytronics, Mr. Beeri served at Kulick and Soffa, a semiconductor assembles equipment leader from 1993 until 2003: First five years at Micro-Swiss Israel as the Capillary marketing manager and last five years as Semitec CEO in Santa-Clara, CA. Parallel to his CEO position at Ricor, he also served as ARI (Kfar Haruv) Chairman and ARAN (Nachshon) director. Mr. Beeri holds an BA degree in Agricultural Economy from The Hebrew University, Israel, and MBA from Derby university UK.

Irit Ben-Dov (age 55) previously served as an external director under the Companies Law between March 2012 and March 2021. Since August 2020, Mrs. Ben-Dov has served as CEO of Miloubar Ltd., an Israeli leader in the development, production and marketing of animal feed mixtures. Before that, from January 2015 to August 2020, Mrs. Ben-Dov served in various managerial roles (including the VP Head of EMEA and VP Finance and CFO) of Amiad Water Systems Ltd., an Israeli manufacturer which specializes in developing and marketing environmentally-friendly filtration solutions for industrial, municipal, and agricultural use, traded on the Alternative Investment Market of the London Stock Exchange. Prior to that, from 2003, Mrs. Ben-Dov served as Chief Financial Officer in various companies. From 2001 to 2003, Mrs. Ben-Dov served as an accountant at Ernst & Young, Israel. Mrs. Ben-Dov currently serves as an external director for Gan Shmuel Foods Ltd. (TLV:GSFI) and Plasson Ltd. (TLV: PLSN), and as an independent director at KLIL Industries Ltd. (TLV:KLIL). Mrs. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Mrs. Ben-Dov is an Israeli Certified Public Accountant.

Eran Cohen (age 64) has served as Caesarstone’s ROW Sales Director since 2021 and as the Chairman of Kibbutz Sdot Yam’s Economic Council since March 2025. Mr. Cohen has been employed by Caesarstone since 2011, and prior to his current role, from 2011 to 2021 served as Sales Manager in the International Department, leading our distribution activities across global markets. Prior to joining Caesarstone, from 2006 to 2009, he served as Vice President of Sales and International Operations at Netcom Group, and from 2000 to 2004 as Vice President of Business Development and Director of Operations in Israel at Praxell Inc. Mr. Cohen holds an M.A. in International Political Science from Bar-Ilan University, an M.E.I. in Technological Entrepreneurship from Swinburne University of Technology, and a B.A. in Management and Behavioral Sciences from the College of Management Academic Studies.

If this Proposal No. 1 is approved, following the re-election and election, as applicable, of each of the Nominees, the Nominees will be entitled to the compensation terms set forth in the section herein titled “Corporate Governance”.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the re-election of each of Messrs. Dr. Ariel Halperin, Maxim Ohana, Yuval Beeri and the election of Eran Cohen and Irit Ben-Dov to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

 RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2025, and its service until the annual general meeting to be held in 2026, and to authorize the Board upon recommendation of the Audit Committee (or the Audit Committee - if so authorized by the Board of Directors), to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2024	2023
	(in thousands of U.S. dollars)
Audit fees (1)	$860	$954
Audit-related fees (2)	1	58
Tax fees (3)	36	44
All other fees (4)	77	21
Total	$974	$1,077

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2024 and 2023, and its internal control over financial reporting as of December 31, 2024 and 2023, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)
“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to supply chain consulting, governmental incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2025, and its services until the close of the Company’s next annual general meeting to be held in 2026, and that the board of directors of the Company (or the Audit Committee - if so authorized by the Board of Directors) be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 5, 2025, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel 8 October, 2025	By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board